Sanaby Health Acquisition Corp. I

2625 Middlefield Road #990

Palo Alto, CA 94306

VIA EDGAR

October 7, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ruairi Regan and Pam Long

Re:	Sanaby Health Acquisition Corp. I

Registration Statement on Form S-1

Submitted September 22, 2021

SEC File Number: 333-259728

Dear Mr. Regan and Ms. Long:

Sanaby Health Acquisition Corp. I, a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 5, 2021, regarding the Company’s Registration Statement on Form S-1 submitted to the Commission on September 22, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly re-filing the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission through EDGAR.

Registration Statement on Form S-1 submitted September 22, 2021

Use of Proceeds, page 65

1.

Disclosure on page 116 states that you have engaged CCM to provide advisory services for an upfront fee of $900,000 upon closing of the offering, and a deferred fee of $1,575,000 (or $1,811,250 if the over-allotment option is exercised) upon consummation of the business combination. Please revise your use of proceeds section to disclose payment of the upfront and deferred fees and the relationship between CCM and the sponsor. Please also file the agreement with CCM as an exhibit to the registration statement.

We have revised the Use of Proceeds Section to disclose the payment of CCM’s upfront and deferred fees and the relationship between CCM and the sponsor. Please note that the agreement with CCM, an affiliate of J.V.B. Financial Group, LLC (“JVB”) was included as Exhibit 10.10 to the Registration Statement. We have revised the Amended Registration Statement to clarify that the Company engaged JVB, which is an affiliate of CCM, for the services of CCM.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234, or Eric Klee, at eklee@reedsmith.com or by telephone at (212) 549-0267.

Sincerely,

/s/ Sandra Shpilberg
Sandra Shpilberg Chief Executive Officer
Sanaby Health Acquisition Corp. I

cc:	Ari Edelman, Esq.
Eric Klee, Esq.